 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT
TO RULE 13a-16 or 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number: 001-38452

MEREO BIOPHARMA GROUP PLC

(Translation of registrant’s name into English)

4th Floor, One Cavendish Place,

London, W1G 0QF, United Kingdom

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mereo BioPharma Group plc

("Mereo" or the "Company" or the "Group")

Completion of the Merger with OncoMed Pharmaceuticals, Inc.

Notice of Preliminary Results

London, 23 April 2019 – Mereo BioPharma Group plc (AIM: MPH), a clinical stage, UK-based, biopharmaceutical company focused on rare diseases, announces that the merger with OncoMed Pharmaceuticals, Inc. ("OncoMed" NASDAQ:OMED) announced on 5 December 2018 has today completed.

This follows the approval from the stockholders of OncoMed on 17 April 2019 of the transactions contemplated by the merger agreement dated 5 December 2018 (the "Merger") between Mereo, OncoMed and certain other parties thereto (the “Merger Agreement”), and OncoMed has today become a wholly-owned indirect subsidiary of Mereo following the effective filing of a certificate of merger with the Secretary of State of the State of Delaware. In connection with completion of the Merger:

•	Mereo has today issued 24,783,320 new ordinary shares (the “New Shares”) to Citibank, N.A., London Branch, as custodian, and will instruct Citibank, N.A., as depositary, to deliver 4,956,664 American Depositary Shares (the "ADSs") to former OncoMed stockholders, each ADS representing five New Shares. The ADSs are expected to be admitted to trading on the Global Market of Nasdaq Stock Exchange Market LLC on 24 April 2019, under the ticker symbol “MREO”; and

•	Michael Wyzga and Deepa Pakianathan, Ph.D. today become non-executive directors of Mereo.

Mereo also announces today that its preliminary results for the Financial Year ended 31 December 2018 will be published on Monday 29 April 2019.

Commenting on the announcement, Mereo's Chief Executive Officer, Dr. Denise Scots-Knight, said:

“We are pleased to have completed our merger with OncoMed which has broadened our asset base, strengthened our cash position and will enable us to further progress our two rare disease programmes. We are delighted to welcome both Michael and Deepa to our Board.

The ADR programme we have now initiated on NASDAQ, together with our existing AIM listing, will facilitate a deeper engagement with a broader international pool of capital. As we look forward to the remainder of 2019 we continue to anticipate several important data points from our two rare disease products. These include initial 6 month data from the open label arm our Phase 2b dose ranging study for BPS-804 in the treatment osteogenesis imperfecta in Q2 2019, 12 month data for this programme in Q4 2019 and data from our Phase 2 dose-ranging study with MPH-966 for alpha-1 antitrypsin deficiency (AATD), which we expect around the end of 2019.

Partnering discussions for BCT-197 for severe exacerbations of COPD are progressing following our successful end of Phase 2 Type B meeting with the FDA. We also intend to initiate partnering discussions for navicixizumab, which has generated encouraging clinical data in ovarian cancer and for BGS-649 in hypogonadotrophic hypogonadism in parallel with the regulatory interactions to determine the next development steps. We look forward to updating our shareholders on the progress of our pipeline more comprehensively on the publication of our preliminary financial results for 2018 at the end of April.”

Issue of New Shares and Total Voting Rights

The New Shares rank pari passu with the existing ordinary shares of Mereo. Application has been made for the New Shares to be admitted to trading on AIM ("Admission") and it is expected that Admission will take place at 8.00 a.m. (BST) on 24 April 2019.

The New Shares represent approximately 25.8% of the enlarged issued share capital of Mereo which, following the issue, consists of an aggregate total of 96,023,592 ordinary shares of £0.003 each, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or to notify a change to their interest in, the issued share capital of Mereo.

Appointment of Michael Wyzga and Deepa Pakianathan, Ph.D. as Non-Executive Directors of Mereo

In accordance with the Merger Agreement, Mereo has appointed Michael Wyzga and Deepa Pakianathan, Ph.D. as non-executive directors of Mereo.

Michael Wyzga served as a director of OncoMed from October 2013 until the closing of the Merger today. Mr. Wyzga is currently the President of MSW Consulting Inc., a strategic consulting group focused in the life sciences area. From December 2011 until November 2013, Mr. Wyzga served as President and Chief Executive Officer and a member of the board of directors of Radius Health, Inc. Prior to that, Mr. Wyzga served in various senior management positions at Genzyme Corporation, including as Chief Financial Officer from July 1999 until November 2011. Mr. Wyzga is a member of the boards of directors of Exact Sciences Corporation and LogicBio and is Chairman of the board of directors of GenSight Biologics S.A. and of X4 Biologics. Mr. Wyzga previously served as a member of the boards of directors of Idenix Pharmaceuticals, Inc. and Altus Pharmaceuticals, Inc., and as a member of the supervisory board of Prosensa Holding B.V. He received an M.B.A. from Providence College and a B.S. from Suffolk University.

Deepa Pakianathan, Ph.D. served as a director of OncoMed from December 2008 until the closing of the Merger today. Since 2001, Dr. Pakianathan has been a Managing Member at Delphi Ventures, a venture capital firm focused on biotechnology and medical device investments. Dr. Pakianathan serves on the boards of directors of Alder Biopharmaceuticals, Inc., Karyopharm Therapeutics, Inc., and Calithera Biosciences, Inc. Dr. Pakianathan previously served on the boards of directors of Alexza Pharmaceuticals, Inc., PTC Therapeutics, Inc. and Relypsa, Inc. Dr. Pakianathan received a B.Sc. from the University of Bombay, India, a M.Sc. from The Cancer Research Institute at the University of Bombay, India, and an M.S. and Ph.D. from Wake Forest University.

The following information is disclosed pursuant to Schedule Two paragraph (g) of the AIM Rules for Companies. Michael Stephen Wyzga, aged 63 years, and Deepa Rachel Pakianathan, Ph.D., aged 54 years, have been a director of the following companies during the five years preceding the date of this announcement:

Michael Stephen Wyzga

Current directorships/partnerships	Past directorships/partnerships
Exact Sciences Corporation	Idenix Pharmaceuticals, Inc
GenSight Biologics S.A.	Prosensa Holding B.V.
LogicBio	Akebia Therapeutics, Inc.
MSW Consulting	Aura Biosciences, Inc.
X4 Biologics	Dohman Co.
OncoMed Pharmaceuticals, Inc.

Deepa Rachel Pakianathan

Current directorships/partnerships	Past directorships/partnerships
Delphi Management Partners VI, LLC	Alexza Pharmaceuticals, Inc.
Alder Biopharmaceuticals, Inc.	ForsightVision5
Calithera Biosciences, Inc.	NeurAxon, Inc.
Karyopharm Therapeutics, Inc.	OncoMed Pharmaceuticals, Inc.
Serplus Bio

Save as set out above there are no further disclosures pursuant to Rule 17 or Schedule Two paragraph (g) of the AIM Rules for Companies in respect of the appointment of Michael Wyzga and Deepa Pakianathan, Ph.D.

Deepa Pakianathan, Ph.D. holds a beneficial interest in 256,734 ADSs.

About Mereo

Mereo is a biopharmaceutical company focused on the development and commercialisation of innovative therapeutics that aim to improve outcomes for patients with rare diseases. Mereo's strategy is to selectively acquire product candidates that have substantial preclinical, clinical and manufacturing data packages. Mereo's four product candidates have previously generated positive clinical data for Mereo's target indications or in related indications. Mereo has commenced randomised Phase 2 clinical trials for all four of the product candidates. In connection with the merger with OncoMed, Mereo added two candidates to its pipeline, Navicixizumb and Etigilimab.

•	BPS-804 for osteogenesis imperfecta (OI). In October 2018, the Company announced completion of enrollment of 112 adult patients in a Phase 2b dose ranging study with initial data expected in Q2 2019 and top-line dose ranging data in late 2019. A pediatric Phase 3 study design has also been approved by the EMA. BPS-804 has orphan designation in the U.S. and the EU and has been accepted into the PRIME and Adaptive Pathways in EU;

•	MPH-966 for alpha-1 antitrypsin deficiency (AATD). The Company recently announced dosing of the first patient in a Phase 2 dose ranging study in the U.S. with data expected around the end of 2019;

•	BCT-197 for severe exacerbations of COPD. The Company announced positive Phase 2 data in May 2018 and recently announced the outline of the pivotal Phase 3 study including the primary and key secondary endpoints following the successful end of Phase 2 Type B meeting with the FDA;

•	BGS-649 for hypogonadotropic hypogonadism (HH). The Company announced positive top-line Phase 2b data in March 2018 and positive results from the Phase 2b safety extension study in December 2018;

•	Navicixizumab has completed a Phase 1a single-agent clinical trial in patients with advanced solid tumors and is currently in a Phase 1b trial in combination with a standard paclitaxel regimen in patients with platinum-resistant ovarian cancer. This study recently completed enrolment; and

•	Etigilimab has completed a single-agent Phase 1a trial in patients with advanced or metastatic solid tumors and is currently in a Phase 1b combination study with nivolumab. Etigilimab is part of OncoMed’s prior collaboration with Celgene. Celgene has the option to obtain an exclusive licence to develop and commercialize the product. If Celgene exercises such option, OncoMed (now a wholly-owned indirect subsidiary of Mereo) will be eligible to receive a $35 million opt in payment.

A conference call to discuss the merger and Mereo’s preliminary results will take place at 1pm (BST) on Monday April 29 2019.

Mereo	+44 (0)333 023 7300
Denise Scots-Knight, Chief Executive Officer
Richard Jones, Chief Financial Officer

Evercore (Financial Adviser to Mereo)	+44 (0)20 7653 6000
Julian Oakley
Tom Watson

Cantor Fitzgerald Europe (Nominated Adviser and Joint Broker to Mereo)	+44 (0)20 7894 7000
Phil Davies
Will Goode

RBC Capital Markets (Joint Broker to Mereo)	+44 (0)20 7653 4000
Rupert Walford Jamil Miah

FTI Consulting (Public Relations Adviser to Mereo)
Simon Conway	+44 (0)20 3727 1000
Brett Pollard

Burns McClellan (US Public Relations Adviser to Mereo)	+01 (0) 212 213 0006
Lisa Burns
Jill Steier

Important Notice

Each of Evercore Partners International LLP ("Evercore"), Cantor Fitzgerald Europe (“Cantor Fitzgerald”) and RBC Europe Limited (“RBC”), which is authorised and regulated in the United Kingdom by the FCA, is acting exclusively for Mereo and no one else in connection with the merger and accordingly will not be responsible to anyone other than Mereo in providing the protections afforded to clients of Evercore, Cantor Fitzgerald or RBC (as applicable) nor for providing advice in relation to the Merger, the content of this announcement or any matter referred to herein. None of Evercore, Cantor Fitzgerald or RBC nor any of its subsidiaries, branches or affiliates owes or accepts any duty, liability or responsibility whatsoever (whether direct or indirect, whether in contract, in tort, under statue or otherwise) to any person who is not a client of Evercore, Cantor Fitzgerald or RBC (as applicable) in connection with this announcement, any statement contained herein or otherwise.

Save for the responsibilities and liabilities, if any, of Evercore, Cantor Fitzgerald and RBC under the Financial Services and Markets Act 2000 or the regulatory regime established thereunder or in respect of fraudulent misrepresentation, no representation or warranty, express or implied, is or will be made as to, or in relation to, and no responsibility or liability is or will be accepted by or on behalf of Evercore, Cantor Fitzgerald or RBC or by their respective affiliates, agents, directors, officers and employees as to, or in relation to, the accuracy or completeness of this announcement or any other written or oral information made available to or publicly available to any interested party or its advisers, and any liability therefor is expressly disclaimed.

This announcement has been issued by and is the sole responsibility of Mereo. The information contained in this announcement is for background purposes only and does not purport to be full or complete. The information in this announcement is subject to change without notice. Subject to the AIM Rules, the UK Disclosure Guidance and Transparency Rules and MAR, the issue of this announcement shall not, under any circumstances, create any implication that there has been no change in the affairs of Mereo or OncoMed since the date of this announcement or that the information in this announcement is correct as at any time subsequent to the date of this announcement.

The distribution of this announcement may be restricted by law in certain jurisdictions and persons into whose possession this announcement, or other information referred to herein, comes should inform themselves about and observe any such restriction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

No statement in this announcement is intended to be a profit forecast, and no statement in this announcement should be interpreted to mean that earnings per share of Mereo for the current or future financial years would necessarily match or exceed the historical published earnings per share of Mereo.

Forward-Looking Statements

This communication contains "forward-looking statements". All statements other than statements of historical fact contained in this report are forward-looking statements within the meaning of Section 27A of the United States Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the United States Securities Exchange Act of 1934, as amended (the "Exchange Act"). Forward-looking statements usually relate to future events and anticipated revenues, earnings, cash flows or other aspects of our operations or operating results. Forward-looking statements are often identified by the words "believe," "expect," "anticipate," "plan," "intend," "foresee," "should," "would," "could," "may," "estimate," "outlook" and similar expressions, including the negative thereof. The absence of these words, however, does not mean that the statements are not forward-looking. These forward-looking statements are based on our current expectations, beliefs and assumptions concerning future developments and business conditions and their potential effect on us. While management believes that these forward-looking statements are reasonable as and when made, there can be no assurance that future developments affecting us will be those that we anticipate.

Factors that could cause actual results to differ materially from those in the forward-looking statements include failure to realise anticipated benefits of the Merger; risks relating to unanticipated costs or liabilities associated with of the Merger; failure or delays in research and development programs; unanticipated changes relating to competitive factors in the Company's industry; risks relating to expectations regarding the capitalisation, resources and ownership structure of the combined organisations; the availability of sufficient resources for combined company operations and to conduct or continue planned clinical development programs; the outcome of any legal proceedings related to the merger; risks related to the ability to correctly estimate operating expenses and expenses associated with the merger; risks related to the ability to project future cash utilisation and reserves needed for contingent future liabilities and business operations; risks related to the Company's ability to hire and retain key personnel; the potential impact of consummation of the Merger on the Company's relationships with third parties; changes in law or regulations affecting the companies; international, national or local economic, social or political conditions that could adversely affect the Company and its business; conditions in the credit markets; risks associated with assumptions the Company makes in connection with its critical accounting estimates and other judgments.

All of our forward-looking statements involve risks and uncertainties (some of which are significant or beyond our control) and assumptions that could cause actual results to differ materially from our historical experience and our present expectations or projections. You should carefully consider the foregoing factors and the other risks and uncertainties that affect the Company's business, including those described in the Company's annual reports, relevant reports and other documents published from time to time by the Company or filed by the Company with the SEC. We wish to caution you not to place undue reliance on any forward-looking statements, which speak only as of the date hereof. We undertake no obligation to publicly update or revise any of our forward-looking statements after the date they are made, whether as a result of new information, future events or otherwise, except to the extent required by law.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 23, 2019

MEREO BIOPHARMA GROUP PLC

By:	/s/ Denise Scots-Knight
Name: Denise Scots-Knight
Title: Chief Executive Officer